Filed Pursuant to Rule 424(b)(5)

Registration No. 333-281430

PROSPECTUS SUPPLEMENT No. 1

(To the prospectus dated August 20, 2024)

$25,000,000

Common Stock

OPTIMUMBANK HOLDINGS, INC.

This prospectus supplement No. 1 (this “prospectus supplement”) is being filed to amend and supplement certain information in our at the market offering prospectus dated August 20, 2024 (the “Original Prospectus”). This Prospectus Supplement No. 1 should be read in conjunction with the Original Prospectus and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Original Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Original Prospectus, and any future amendments or supplements thereto.

We previously entered an At Market Issuance Sales Agreement dated August 9, 2024 (the “Original Sales Agreement”) with Compass Point Research & Trading, LLC. On July 1, 2025, we entered into Amendment No. 1 (“Amendment No. 1” and together with the Original Sales Agreement, the “Amended Sales Agreement”), pursuant to which A.G.P./Alliance Global Partners was added as an agent; each of Compass Point Research & Trading, LLC and A.G.P./Alliance Global Partners is individually an “Agent” and collectively, the “Agents.”

In accordance with the terms of the Amended Sales Agreement and pursuant to this prospectus supplement, we may offer and sell up to an aggregate of up to $25 million from time to time through or to the Agents, as agent or principal. As of the date of this prospectus supplement, we had sold $9,569,512 of such $25 million, leaving $15,430,488 remaining to sell in this offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 5 of the at the market offering prospectus and any amendment or update thereto reflected in subsequent filings with the SEC and incorporated by reference in this prospectus supplement and the Original Prospectus, as well as in the other information contained or incorporated by reference in this prospectus supplement hereto and the Original Prospectus, for a discussion of information that should be considered in connection with an investment in our common stock.

Our common stock is listed on The NYSE American under the symbol “OPHC.” On June 27, 2025, the last reported sale price of our common stock on The NYSE American was $4.51 per share.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other federal or state regulatory agency has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus or base prospectus. Any representation to the contrary is a criminal offense.

Compass Point	A.G.P.

The date of this prospectus supplement is July 1, 2025

PLAN OF DISTRIBUTION

We have entered into the Amended Sales Agreement with the Agents, pursuant to which we may offer and sell up to $25,000,000 of shares of common stock. The sales, if any, of the common stock made under the Amended Sales Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act.

From time to time during the term of the Amended Sales Agreement, in connection with the Agents acting as agent or principal, the Agents will offer or buy our common stock subject to the terms and conditions of the Amended Sales Agreement on a daily basis or as otherwise agreed upon by us and the Agents. We may designate the maximum amount or dollar value of shares of common stock to be sold through or to the Agents on a daily basis or otherwise as we and the Agents agree and the minimum price per share at which such shares may be sold. Subject to the terms and conditions of the Amended Sales Agreement, the Agents will use their commercially reasonable efforts to sell on our behalf the shares of our common stock so designated by us. We may instruct the Agents not to sell shares of common stock if the sales cannot be affected at or above the price designated by us in any such instruction. We or the Agents may suspend the offering of our common stock at any time upon proper notice to the other, and subject to the other conditions contained in the Amended Sales Agreement, upon which the selling period will immediately terminate.

The Agents will provide written confirmation to us following the close of trading on The NYSE American but no later than the opening of the trading day following the day in which shares of our common stock are sold under the Amended Sales Agreement. Each confirmation will include the number of shares sold on that day, the aggregate gross sales proceeds of such shares and the net proceeds to us. We will report at least quarterly the number of shares of common stock sold through or to the Agents under the Amended Sales Agreement, the net proceeds to us and the compensation paid by us to the Agents in connection with such sales of our common stock.

Settlement for sales of our common stock will occur on the first trading day following the date on which any sales were made in return for payment of the net proceeds to us unless we agree otherwise with the Agents in connection with a particular transaction. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of our common stock as contemplated by this prospectus supplement will be settled through the facilities of The Depository Trust Company or by such other means as we and the Agents may agree upon.

We will pay the Agents a commission for their services in acting as agent or principal in the sale of common stock of up to 2.0% of the gross sales price per share of any shares sold by it under Amended Sales Agreement. We have agreed to reimburse the Agents for certain expenses incurred in connection with this offering. Such reimbursement is not expected to exceed $55,000.

In connection with the sale of our common stock on our behalf, the Agents will be deemed to be “underwriters” within the meaning of the Securities Act and the compensation paid to the Agents will be deemed to be underwriting commissions or discounts. We have agreed to indemnify the Agents against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Agents may be required to make because of those liabilities.

The offering of our common stock pursuant to the Amended Sales Agreement will terminate upon the termination of it as permitted therein.

In the ordinary course of their business, the Agents and/or their affiliates have in the past provided, and may continue to provide, certain commercial banking, financial advisory, investment banking and other services for us or our affiliates, for which the Agents and/or their affiliates have received and may continue to receive customary fees and commissions. In addition, the Agents have advised that from time to time, they and/or their affiliates have in the past effected, and may continue to effect, transactions for their own account or the account of customers, and have held, and may continue to hold, on behalf of themselves or their customers, long or short positions in our securities.

The Agents have also agreed that during the term of the Amended Sales Agreement, the Agents will not engage in any market making, bidding, stabilization or other trading activity with regard to our common stock if such activity would be prohibited under Regulation M or other anti-manipulation rules under the Securities Act.

$25,000,000

OPTIMUMBANK HOLDINGS, INC.

COMMON STOCK

PROSPECTUS SUPPLEMENT

Compass Point	A.G.P.

The date of this prospectus supplement is July 1, 2025